                                SCHEDULE 13E-4
                                (RULE 13E-101)


          Tender Offer Statement Pursuant to Section 13(e)(1) of the
           Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

          Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                    of the Securities Exchange Act of 1934)

                     Interactive Flight Technologies, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                     Interactive Flight Technologies, Inc.
-------------------------------------------------------------------------------
                     (Name of Person(s) Filing Statement)


                          Redeemable Class B Warrants
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  45838C12-2
-------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                    Michail Itkis, Chief Executive Officer
                          4041 N. Central, Suite 2000
                               Phoenix, AZ 85012
                                (602) 200-8900
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                               November 22, 1996
-------------------------------------------------------------------------------
                      (Date Tender Offer First Published,
                      Sent or Given to Security-Holders)

                           Calculation of Filing Fee

-------------------------------------------------------------------------------
Transaction Valuation*                          Amount of Filing Fee
-------------------------------------------------------------------------------
     $129,302,623                                  $25,860.53
-------------------------------------------------------------------------------

* An offer is to made to holders of 10,609,446 Redeemable Class B Warrants to temporarily reduce the exercise price of such warrants to $7.50 per share. The transaction valuation is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales prices of the Issuer's Class A Common Stock underlying the warrants on November 20, 1996.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

The fee is offset in its entirety under Rule 0-11(a)(2) by registration fees of $21,650, $8,019 and $1,490.53, respectively, paid by the issuer in connection with the filing of its Registration Statement on Form SB-2, Reg. No. 33-86928 (filed December 2, 1994 and amended February 2, 1995, March 1, 1995 and March 8,
1995), its Registration Statement on Form SB-2, Reg. No. 333-02044 (filed March 8, 1996 and amended April 5, 1996) and its Registration Statement on Form S-3, Reg. No. 333-14013 (filed October 11, 1996 and amended October 18, 1996 and November 18, 1996).

ITEM 1.   SECURITY AND ISSUER.
          --------------------

          (a) The issuer is Interactive Flight Technologies, Inc. (the "Company") and the address of its principal executive offices is 4041 N. Central, Suite 2000, Phoenix, Arizona 85012.

          (b) As of the date hereof there are an aggregate of 10,609,446 Redeemable Class B Warrants (the "Class B Warrants") outstanding. Each Class B Warrant grants to the holder the right to purchase one share of the Company's Class A Common Stock, $0.01 par value (the "Common Stock"), at an exercise price of $9.75, subject to adjustment, at any time until 5:00 P.M., New York City time, on March 6, 2000. The Company is seeking the exercise of all of the Class B Warrants through a reduction in the exercise price of the Class B Warrants to $7.50 per share (the "Exercise Offer") if and only if the exercise of the Class B Warrant is properly effected prior to 5:00 p.m., New York City time, on December 24, 1996, unless such date is extended by the Company (the "Expiration Date"). In addition, the Class B Warrants are subject to redemption by the Company upon 30 days' written notice at a redemption price of $.05 per Class B Warrant, if the closing price of the Company's Class A Common Stock for any 30 consecutive trading days ending within 5 days of the notice of redemption averages in excess of $13.65 per share. This condition has been met, and by notice dated October 23, 1996, the Company has exercised its right pursuant to the terms of the Warrants to redeem on January 17, 1997 each Class B Warrant not exercised by January 16, 1997, at 5:00 P.M. New York City time.

          (c) For a discussion of the market for and market price of the Common Stock and Class B Warrants, see page 29 of the Company's Exercise Offer/Prospectus (the "Exercise Offer/Prospectus") filed as part of Amendment No. 2 to the Company's Registration Statement on Form S-3 (No. 333-14013) and included as Exhibit 99(a) hereto, which pursuant to Rule 429 also constitutes an amendment to the Company's Registration Statements on Form SB-2, Nos. 33-86928 and 333-02044, effective March 7, 1995 and April 12, 1996, respectively. The Common Stock and Class B Warrants are listed on the NASDAQ Small Cap Market.

          (d) This Issuer Tender Offer Statement on Schedule 13E-4 is being filed by the Company, as issuer.


ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          (a) The Company will issue up to an aggregate 10,609,446 shares of its Class A Common Stock if all of the Class B Warrants are exercised in the Exercise Offer. Due to the fact that this transaction is an offer to the holders of the Class B Warrants to exercise their Class B Warrants, there is no source and total amount of funds or other consideration applicable to the Company. The Company estimates that its expenses in connection with the Exercise Offer will be approximately $80,000 (not including the 5% warrant solicitation fee payable to D.H. Blair Investment Banking Corp. ("Blair"), the underwriter of the Company's initial public offering) referred to in Item 5 below and described under the captions "Plan of Distribution" on pages 32-33 of the Exercise Offer/Prospectus, which will be paid from the proceeds received by the Company from the exercise of the Class B Warrants.

          (b) No part of the consideration or expenses is expected to be borrowed, directly or indirectly, for purposes of the Exercise Offer.


ITEM 3.   PURPOSES OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
          --------------------------------------------------------------------
          AFFILIATE.
          ---------

          The purpose of the Exercise Offer is to raise additional capital by encouraging holders of the Class B Warrants to make an investment in the Company. For further information on the use of the proceeds received upon exercise of the Class B Warrants, see "Purpose of Exercise Offer and Use of Proceeds" at page 27 of the Exercise Offer/Prospectus. Any Class B Warrant that is exercised will thereupon no longer confer upon the holder any further rights (other than the right to receive the underlying Common Stock), and such Class B Warrants, upon
such exercise, will become void.   With respect to the Exercise Offer, other
than as disclosed below or as disclosed in the Exercise Offer/Prospectus, there are no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company or the disposition of other securities by the Company other than through the exercise of the Class B Warrants, except as follows: (i) the Company has registered for resale by certain securityholders (the "Selling Securityholders") an aggregate of 1,550,000 share of Class A Common Stock and 1,844,250 Class B Warrants (and the 1,844,250 shares of Class A Common Stock issuable upon exercise of such Class B Warrants), and sales of such securities, or the potential of such sales, may have an adverse effect on the market price of the securities offered hereby, and (ii) pursuant to a Strategic Alliance Agreement between the Company and Hyatt Ventures, Inc. ("Hyatt") dated as of November 12, 1996, Hyatt (itself or through its affiliates) shall invest or cause to be invested an aggregate of $1,000,000 in the acquisition of shares of Class A Common Stock through open market purchases; provided, however, that Hyatt shall
                                            --------
not be obligated to make or cause any such purchases at a price per share in excess of $14.15.

          (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

          (c) Any sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

          (d) Any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the terms of directors, to fill any existing vacancy on the board, or to change any material term of the employment contract of any executive officer, except for the recent resignation of Steven M. Fieldman and the proposed expansion of the Board to include two members to be designated by Hyatt (expected to be John Pritzker and Adam Aron), all as more fully disclosed at pages 9-11 of the Exercise Offer/Prospectus.

          (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, except to the extent that the exercise of the Class B Warrants will provide proceeds to the Company, as described under "Purpose of Exercise Offer and Use of Proceeds" at page 27 of the Exercise Offer/Prospectus and reflected in the stockholders' equity in the table under "Capitalization" at page 28 of the Exercise Offer/Prospectus, or as otherwise disclosed herein.

          (f) Any other material change in the Company's corporate structure or business.

          (g) Any changes in the Company's Certificate of Incorporation or By-Laws or any other actions which might impede the acquisition of control of the Company by any person.

          (h) Causing a class of equity security of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i) A class of equity security of the Company, other than the Class B Warrants, becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the Company's securities other than the Class B Warrants, will continue to be registered under Section 12(g) of the Exchange Act. If pursuant to the Exercise Offer, all of the Class B Warrants were exercised, the Company would so terminate their registration. In addition, the Class B Warrants are subject to redemption by the Company upon 30 days' written notice at a redemption price of $.05 per Class B Warrant, if the closing price of the Company's Class A Common Stock for any 30 consecutive trading days ending within 5 days of the notice of redemption averages in excess of $13.65 per share. This condition has been met, and by notice dated October 23, 1996, the

Company has exercised its right pursuant to the terms of the Warrants to redeem on January 17, 1997 each Class B Warrant not exercised by January 16, 1997, at 5:00 P.M. New York City time. Thus, to the extent that any Class B Warrants are not exercised pursuant to the Exercise Offer or thereafter prior to January 17, 1997, the Company will redeem the Warrants on January 17, 1997 and will so terminate their registration.

          (j) The suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.



ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Other than as disclosed above, no transaction by the Company, executive officer or director of the Company, any person controlling the Company, or any associate or subsidiary of such person in the Class B Warrants was effected during the past 40 business days.


ITEM 5.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
          --------------------------------------------------------------------
          TO THE ISSUER'S SECURITIES.
          --------------------------

          There is no contract, arrangement, understanding or relationship relating, directly or indirectly, to the Exercise Offer between the Company (including its executive officers and directors) and any person with respect to any securities of the Company, except with respect to the payment of a fee of 5% of the exercise price to Blair under certain circumstances in connection with the exercise of the Class B Warrants, as described under the captions "Plan of Distribution" 32-33, respectively, of the Exercise Offer/Prospectus.


ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.
          -----------------------------------------------

          Blair will receive a fee of 5% of the exercise price of the Class B Warrants under certain circumstances, as described under the captions "Plan of Distribution" at pages 32-33, respectively, of the Exercise Offer/Prospectus. Because Blair acted as underwriter in the Company's initial public offering in which the Class B Warrants (then part of Units) were sold, the Company understands that a substantial portion of the Class B Warrants are held by customers of Blair, and the Company expects that Blair will make significant solicitation efforts in the Exercise Offer.


ITEM 7.   FINANCIAL INFORMATION.
          ---------------------

          (a) Audited and unaudited financial information concerning the Company are incorporated by reference into the Prospectus/Exercise Offer on page 3 thereof in the Section entitled "Documents Incorporated by Reference."

          (b) Certain pro forma data disclosing the effect of the exercise of the Class B Warrants in the Exercise Offer are set forth under "Summary and Pro Forma Financial Data" at page 30 "Capitalization" at page 28 of the Exercise Offer Prospectus.

ITEM 8.   ADDITIONAL INFORMATION.
          ----------------------

          Except as disclosed in the Exercise Offer/Prospectus, and except as would not be material to a decision by a holder of the Class B Warrants as to whether or not to exercise them, there are no:

          (a) Present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates;

          (b) Applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Exercise Offer;

          (c) Applications of the margin requirements of Section 7 of the Exchange Act of the regulations thereunder;

          (d) Material pending legal proceedings relating to the Exercise Offer; or

          (e) Additional information necessary to make the required statements herein, in light of the circumstances under which they are made, not materially misleading.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          99(a) Exercise Offer/Prospectus filed as part of the Company's Registration Statement on Form S-3, as amended (No. 333-14013).

          99(b)  Form of Letter of Transmittal

          99(c)  Notice of Guaranteed Delivery

          99(d) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

          99(e)  Letter from Nominees to Clients

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1996


                                   /s/ John Alderfer
                                  ---------------------------------------------
                                  John Alderfer, Chief Financial Officer
                                  and Treasurer